SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2008
Commission File Number 1-33430
QIAO XING MOBILE COMMUNICATION
CO., LTD.
10/F CEC Building
6 Zhongguancan South Street
Beijing 100086
People’s Republic of China
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐                    No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐                    No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

SIGNATURE
EXHIBIT INDEX
EX-99.1 PRESS RELEASE, DATED JULY 30, 2008

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qiao Xing Mobile Communication Co., Ltd.
By:	/s/ Kok Seong Tan
	Name:	Kok Seong Tan
	Title:	Chief Financial Officer

Date: July 31, 2008

EXHIBIT INDEX

Exhibit	Description
99.1:	Press release, dated July 30, 2008